UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	September	2013.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes        [_] No              [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes        [_] No              [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        [_] No              [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: November 12, 2013	By:	/s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

PRESS RELEASE	Contact: Sergio Vigil González
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2013

GUADALAJARA, MEXICO, October 25, 2013- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2013.

Comparative first nine months of 2013 vs. first nine months of 2012

Net Sales

Net sales of the Company decreased 20% from Ps. 23,418 million in the first nine months of 2012 to Ps. 18,836 million in the nine months of 2013. Shipments of finished steel products decreased 9% from 1,742 thousand tons in the first nine months of 2012 to 1,580 thousand tons in the first nine months of 2013. Total sales outside of Mexico in the first nine months of 2013 decreased 23% to Ps. 8,910 million compared to Ps.11,608 million in the first nine months of 2012. Mexican sales decreased 16% from Ps. 11,810 million in the first nine months of 2012 to Ps. 9,926 million in the first nine months of 2013. The decrease in sales for the first nine months of 2013 compared to the first nine months of 2012, is due to the combined of worst average sales price approximately of 11% and decrease in the volume of shipments of 162 thousand tons.

Cost of Sales

Cost of sales decreased 15% from Ps. 19,953 million in the first nine months of 2012, to Ps. 16,964 million in the first nine months of 2013. Cost of sales as a percentage of net sales represented 90% in the first nine months of 2013 while in the first nine months of 2012 represented 85%. Cost of sales decreased approximately 6% in the first nine months of 2013 over the same period of 2012 due to the minor volume shipment.

Gross Profit

Gross profit of the Company for the first nine months of 2013 decreased 46% from Ps. 3,465 million in the first nine months of 2012, to Ps. 1,872 million in the first nine months of 2013. Marginal profit as percentage of net sales in the first nine months of 2013 was of 10% while in the first nine months of 2012 was of 15%. The gross profit between both periods is given by a decrease in the average sales price and a lower volume of shipments between both periods.

General, Selling and Administrative Expense

Selling, general and administrative expense increased 2%, from Ps.866 million in the first nine months of 2012 to Ps. 883 million in the same period 2013, selling, general and administrative expense represented 5% of the net sales of the first nine months of 2013 and 4% of net sales in the first nine months of 2012.

Other Income (Expenses,) net

The Company recorded other income net for Ps. 9 million during the first nine months of 2013 while in the same periods of 2012 the other expense net by this concept was of Ps. 5 million.

Operating Income

Operating income decreased 62% from Ps. 2,594 million for the first nine months of 2012 compared to Ps. 998 million in the first nine months of 2013. Operating income as percentage of net sales was 5% in the first nine months of 2013 compared to 11% in the same period of 2012. The decrease in operating income is due to a decrease in the selling price and decrease in volume of finish good shipments.

Ebitda

The Ebitda of the first nine months of 2013 decreased 45% compared to first nine months of 2012, due to a decrease in the average sales price and to a minor volume shipments. The Ebitda passed of Ps. 3,329 million in the first nine months of 2012 to Ps. 1,843 million in the first nine months of 2013.

Comprehensive Financial Cost

Comprehensive financial cost for the first nine months of 2013 represented an expense of Ps. 159 million compared with of Ps. 214 million of expense for the first nine months of 2012. The comprehensive financial cost is comprised by the exchange loss of Ps.132 million in the first nine months of 2013 compared with an exchange loss of Ps. 214 million in the first nine months of 2012 due to the slip in the exchange rate of the Ps. against the dollar of 1% in the first nine months of 2013. Also record a net expense interest of Ps. 26 million for the first nine months of 2013, compared with a net income interest of Ps.0.5 million in 2012.

Income Taxes

The Company recorded an income of Ps. 247 million for the net income tax during the first nine months of 2013, (includes a deferred income tax of Ps. 141 million) compared with an income of Ps. 35 million of income tax for the first nine months of 2012 (includes a deferred income tax of Ps. 35 million).

Net Income

As a result of the foregoing, the Company recorded a decrease in net income of 42% to pass of Ps. 2,353 million in the first nine months of 2012 to Ps. 1,366 million of the same period of 2013.

Liquidity and Capital Resources

As of September 30, 2013, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 4.0 million (accrued interest on September 30, 2013 was U.S. $520,000, or Ps. 6.8 million). As of December 31, 2012, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.9 million (accrued interest on December 31, 2012 was U.S. $500,000, or Ps. 6.5 million).

Comparative third quarter of 2013 vs. second quarter of 2013

Net Sales

Net sales of the Company increased slightly to pass of Ps. 6,182 million during the second quarter of 2013 to Ps. 6,211 million in the third quarter of 2013. Shipments of finished steel products increased from 522 thousand tons in the second quarter of 2013 to 527 thousand tons in the third quarter of the same year. Total sales outside of Mexico in the third quarter of 2013 increased 1% to get to Ps. 2,941 million compared to Ps.2,898 million of the second quarter of the same year. Mexican sales show a decrease of from Ps. 3,284 million in the second quarter of 2013 to Ps. 3,270 million in the third quarter of the same year. The average selling price remained in the third quarter of 2013 compared to the second quarter of the same year.

Cost of Sales

Cost of sales increased from Ps. 5,506 million in the second quarter of 2013 to Ps. 5,736 million in the third quarter of 2013. Cost of sales as a percentage of net sales represented 92% for the third quarter of 2013 compared to 89% for the second quarter of the same year, the average cost of sales by ton record an increase between both quarters of 3%, due mainly to increase of raw materials.

Gross Profit

Gross profit of the Company for the third quarter of 2013 decreased 30% to pass of Ps. 676 million in the second quarter of 2013 to Ps. 475 million in the third quarter of same year. Gross profit as a percentage of net sales in the third quarter of 2013 was of 8% compared to 11% in the second quarter of the same year. The decreased in the gross profit in the third quarter of 2013 is caused by the cost of sales.

General, Selling and Administrative Expense

Selling, general and administrative expense increase 8%, of Ps. 265 million in the second quarter of 2013 and Ps. 286 million in the third quarter of the same year, and as percentage of net sales represented 4% for the second quarter compared to 5% for the third quarter of the same year.

Other (Expenses) Income, net

The Company recorded other expense net for Ps. 0.5 million during the third quarter of 2013 compared to other income net for Ps. 12 million in the second quarter of 2013.

Operating Income

Operating income de of Ps. 423 million in the second quarter of 2013 compared to Ps. 188 of the third quarter of the same year. Operating income as percentage of net sales was 7% for the second quarter compared to 3% for the third quarter of the same year. The decrease in operating income is due mainly to an increase in the cost of sales and in the general, sell and administrative expense of the third quarter.

Ebitda

The Ebitda in the third quarter of 2013 show a decrease of 32% compared to the second quarter of the same year, this is due to previously mentioned. The Ebitda, of the third quarter was of Ps. 472 million versus Ps. 692 million in the second quarter of 2013.

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the third quarter of 2013 represented an income of Ps. 65 million compared with an expense of Ps. 6 million for the second quarter of 2013. The comprehensive financial cost is comprised for: the net interest expense of Ps. 26 million in the third quarter of 2013 compared to net interest expense of 1 million in the second quarter of the same year. Also we record a net exchange income net of Ps. 91 million in the third quarter of 2013 compared a net exchange loss of Ps. 5 million in the second quarter of the same year.

Income Taxes

The Company have been recorded an income of Ps. 144 million of income tax during the third quarter of 2013, (includes a deferred income tax of Ps.60 million) compared with the Ps. 85 million of income for the second quarter of the same year, (includes a deferred income tax of Ps. 54 million).

Net Income

As a result of the foregoing, the Company recorded a net income of Ps. 509 million in the third quarter of 2013 compared to a net income of Ps. 551 million for the second quarter of 2013.

Comparative third quarter of 2013 vs. third quarter of 2012

Net Sales

Net sales of the Company decreased 13% from Ps. 7,153 million during the third quarter of 2012 to Ps. 6,211 million in the third quarter of 2013. Sales in tons of finished steel decreased from 558 thousand tons in the third quarter of 2012 compared with 527 thousand tons in the third quarter of 2013. Sales outside of Mexico in the third quarter of 2013 decreased 8% from Ps. 3,188 million in the third quarter of 2012 to Ps. 2,941 million in the third quarter of 2013. Mexican sales decreased 18% from Ps. 3,965 million in the third quarter of 2012 to Ps. 3,270 million in the third quarter of 2013. The average sales price decreased approximately 8% in the third quarter of 2013, compared to the same period of the 2012.

Cost of Sales

Cost of sales decreased 6% in the third quarter of 2013 compared to the third quarter of 2012 from Ps. 6,093 million in the third quarter of 2012 to Ps. 5,736 million in the third quarter of 2013. With respect to sales, the cost of sales of the third quarter of 2013 represented 92% compared to 85% for the third quarter of 2012. The average cost of raw materials used to produce steel products decreased 0.3% in the third quarter of 2013 versus the third quarter of 2012, due to decrease of raw materials.

Gross (Loss) Profit

Gross profit of the Company for the third quarter of 2013 amount to Ps. 475 million compared to Ps. 1,060 million in the third quarter of 2012, this represented a decrease of 55% between both periods. Gross profit as a percentage of net sales for the third quarter of 2013 was 8% compared to 15% of the third quarter of 2012. The decrease in gross profit is due mainly for a less volume of shipments and less average sales price of the third quarter of 2013 compared with the third quarter of 2012.

General, Selling and Administrative Expense

The selling, general and administrative expense increased 10% in the third quarter of 2013 from Ps. 261 million in the third quarter of 2012 to Ps. 286 million in the third quarter of 2013. Selling, general and administrative expense as a percentage of net sales represented 5% for the third quarter of 2013 compared to 4% of the third quarter of 2012.

Other Income (Expenses), net

The company recorded other income net of Ps. 0.5 million in the third quarter of 2013 compared with other expense net of Ps. 3 million for the third quarter of 2012.

Operating (Loss) Income

Operating income amounted to Ps. 188 million in the third quarter 2013 compared to Ps. 802 million in the third quarter of 2012, this represent 77% of decrease between both quarters. The operating income as a percentage of net sales in the third quarter of 2013 was 3% and 11% in the third quarter of 2012. The decrease in the operating income is due to a less volume of shipments and less average sales price effective in the third quarter of 2013 compared to the same period of 2012.

Ebitda

The Ebitda of the third quarter of 2013 decreased 54% in the third quarter of 2013 from Ps 1,033 million in the third quarter of 2012 to Ps. 472 million of the same period of 2013, this is due to the above explained in the operating income.

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the third quarter of 2013 represented a net income of Ps. 65 million compared with an expense of Ps. 187 million for the third quarter of 2012. The comprehensive financial cost is comprised for: the net interest expense of Ps. 26 million in the third quarter of 2013, compared to a net interest expense of Ps. 1 million for the same period of 2012. Also record an exchange gain of Ps. 91 million in the third quarter of 2013 and an exchange loss of Ps. 187 million in the third quarter of 2012.

Income Taxes

The company recorded an income for income tax for Ps. 144 million in the third quarter of 2013, (includes a deferred income tax of Ps. 60 million) compared to an expense of Ps. 14 million for income tax for the third quarter of 2012, (includes a deferred income tax of Ps. 29 million).

Net Income (Loss)

As a result of the foregoing, the Company net income was of Ps. 509 million in the third quarter of 2013 compared to a net income of Ps. 576 million for the same period of the 2012.

(millon of pesos)	3Q ‘13	3Q ‘12	Year 13 vs '12
Sales	18,836	23,418	(20%)
Cost of Sales	16,964	19,953	(15%)
Gross Profit	1,872	3,465	(46%)
Selling, General and Administrative Expense	883	866	2%
Other Income (Expenses), net	9	(5)	(280%)
Operating Profit	998	2,594	(62%)
EBITDA	1,843	3,329	(45%)
Net income	1,366	2,353	(42%)
Sales Outside Mexico	8,910	11,608	(23%)
Sales in Mexico	9,926	11,810	(16%)
Total Sales (Tons)	1,580	1,742	(9%)

Quarter
(millones of pesos)	3Q‘13	2Q ‘13	3Q ‘12	3Q´13vs 2Q´13	3Q´13 vs 3Q '12
Sales	6,211	6,182	7,153	0%	(13%)
Cost of Sales	5,736	5,506	6,093	4%	(6%)
Gross Profit	475	676	1,060	(30%)	(55%)
Selling, General and Adm. Expenses	286	265	261	8%	10%
Other Income (Expenses), net	0	12	3	(104%)	(115%)
Operating Profit	188	423	802	(56%)	(77%)
EBITDA	472	692	1,033	(32%)	(54%)
Net Income	509	551	576	(8%)	(12%)
Sales Outside Mexico	2,941	2,898	3,188	1%	(8%)
Sales in Mexico	3,270	3,284	3,965	0%	(18%)
Total Sales (Tons)	527	522	558	1%	(6%)

Product	Thousand of Tons Jan-Sep 2013	Million of Pesos Jan-Sep 2013	Average Price per Ton Jan-Sep 2013	Thousand of Tons Jan – Sep 2012	Million of Pesos Jan- Sep 2012	Average Price per Ton Jan-Sep 2012
Commercial Profiles	671	6,504	9,703	755	8,482	11,244
Special Profiles	909	12,332	13,562	987	14,936	15,130

Total	1,580	18,836	11,925	1,742	23,418	13,447

Product	Thousand of Tons Jul-Sep 2013	Million of Pesos Jul-Sep 2013	Average Price per Ton Jul-Sep 2013	Thousand of Tons Apr-Jun 2013	Million of Pesos Apr-Jun 2013	Average Price per Ton Apr-Jun 2013	Thousand of Tons Jul-Sep 2012	Million of Pesos Jul-Sep 2012	Average Price per Ton Jul-Sep 2012
Commercial Profiles	213	2,014	9,438	246	2,380	9,675	254	2,818	11,119
Special Profiles	314	4,197	13,370	276	3,802	13,775	304	4,335	14,251

Total	527	6,211	11,779	522	6,182	11,843	558	7,153	12,857

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

CLAVE DE COTIZACION: SIMEC		QUARTER: 3
GRUPO SIMEC, S.A.B. DE C.V		2013

(THOUSAND PESOS)
	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
ACCOUNT	Amount	Amount
TOTAL ASSETS	33,768,930	32,456,785
TOTAL CURRENT ASSETS	17,091,275	17,319,940
CASH AND CASH EQUIVALENTS	7,382,137	8,102,314
SHORT-TERM INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
TRADING INVESTMENTS	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET	2,863,774	2,215,648
TRADE RECEIVABLES	2,969,774	2,450,168
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-106,000	-234,520
OTHER RECEIVABLES, NET	877,760	526,043
OTHER RECEIVABLES	877,760	526,043
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES	5,771,733	6,234,216
BIOLOGICAL CURRENT ASSETS	0	0
OTHER CURRENT ASSETS	195,871	241,719
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
ASSETS AVAILABLE FOR SALE	0	0
DISCONTINUED OPERATIONS	0	0
RIGHTS AND LICENSES	0	0
OTHER	195,871	241,719
TOTAL NON-CURRENT ASSETS	16,677,655	15,136,845
ACCOUNTS RECEIVABLE, NET	0	0
INVESTMENTS	0	0
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
OTHER INVESTMENTS	0	0
PROPERTY, PLANT AND EQUIPMENT, NET	11,297,295	9,776,411
LAND AND BUILDINGS	4,102,647	4,081,274
MACHINERY AND INDUSTRIAL EQUIPMENT	15,823,065	14,465,533
OTHER EQUIPMENT	296,120	293,922
ACCUMULATED DEPRECIATION	-10,208,284	-9,587,376
CONSTRUCTION IN PROGRESS	1,283,747	523,058
INVESTMENT PROPERTY	0	0
BIOLOGICAL NON- CURRENT ASSETS	0	0
INTANGIBLE ASSETS, NET	3,685,427	3,672,775
GOODWILL	1,814,160	1,814,160

TRADEMARKS	329,600	329,600
RIGHTS AND LICENSES	18,145	18,145
CONCESSIONS	0	0
OTHER INTANGIBLE ASSETS	1,523,522	1,510,870
DEFERRED TAX ASSETS	0	0
OTHER NON-CURRENT ASSETS	1,694,933	1,687,659
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
EMPLOYEE BENEFITS	0	0
AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
DEFERRED CHARGES	0	0
OTHER	1,694,933	1,687,659
TOTAL LIABILITIES	6,975,139	6,789,403
TOTAL CURRENT LIABILITIES	4,056,772	3,737,130
BANK LOANS	0	0
STOCK MARKET LOANS	3,970	3,922
OTHER LIABILITIES WITH COST	667,431	658,204
TRADE PAYABLES	2,412,031	2,330,479
TAXES PAYABLE	366,200	241,727
INCOME TAX PAYABLE	0	0
OTHER TAXES PAYABLE	366,200	241,727
OTHER CURRENT LIABILITIES	607,140	502,798
INTEREST PAYABLE	6,842	6,492
DERIVATIVE FINANCIAL INSTRUMENTS	0	1,075
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	0	0
PROVISIONS	0	0
CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	600,298	495,231
TOTAL NON-CURRENT LIABILITIES	2,918,367	3,052,273
BANK LOANS	0	0
STOCK MARKET LOANS	0	0
OTHER LIABILITIES WITH COST	0	0
DEFERRED TAX LIABILITIES	2,835,787	2,967,641
OTHER NON-CURRENT LIABILITIES	82,580	84,632
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	76,429	77,869
PROVISIONS	0	0
NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	6,151	6,763
TOTAL EQUITY	26,793,791	25,667,382
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	25,205,048	23,815,684
CAPITAL STOCK	2,832,268	2,832,268
SHARES REPURCHASED	0	0
PREMIUM ON ISSUANCE OF SHARES	4,140,615	4,153,850
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
OTHER CONTRIBUTED CAPITAL	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	17,856,451	16,662,517
LEGAL RESERVE	0	0
OTHER RESERVES	828,023	1,000,000
RETAINED EARNINGS	15,662,517	13,592,535
NET INCOME FOR THE PERIOD	1,365,911	2,069,982
OTHER	0	0
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	375,714	167,049
GAIN ON REVALUATION OF PROPERTIES	0	0
ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
FOREING CURRENCY TRANSLATION	375,714	168,109
CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	-1,060
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
OTHER COMPREHENSIVE INCOME	0	0
NON-CONTROLLING INTERESTS	1,588,743	1,851,698

Informational data (not a part of the STATEMENTS OF FINANCIAL POSITION)	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
	Amount	Amount

SHORT-TERM FOREIGN CURRENCY LIABILITIES	3,153,464	2,795,797
LONG-TERM FOREIGN CURRENCY LIABILITIES	6,151	7,596
CAPITAL STOCK (NOMINAL)	2,420,230	2,420,230
RESTATEMENT OF CAPITAL STOCK	412,038	412,038
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (+)	59	55
NUMBER OF EMPLOYEES (+)	1,598	1,629
NUMBER OF WORKERS (+)	3,374	3,402
OUTSTANDING SHARES (+)	497,709,214	497,709,214
REPURCHASED SHARES (+)	3,484,027	0
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	667,431	658,204

(1) This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*) Data in units

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC		QUARTER: 3	YEAR 2013
STATEMENTS OF COMPREHENSIVE INCOME
GRUPO SIMEC, S.A.B. DE C.V			CONSOLIDADO

(THOUSAND PESOS)
ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE	18,836,404	6,211,140	23,418,238	7,153,782
SERVICES	0	0	0	0
SALE OF GOODS	18,836,404	6,211,140	23,418,238	7,153,782
INTERESTS	0	0	0	0
ROYALTIES	0	0	0	0
DIVIDENDS	0	0	0	0
LEASES	0	0	0	0
CONSTRUCTIONS	0	0	0	0
OTHER REVENUE	0	0	0	0
COST OF SALES	16,963,862	5,736,373	19,953,726	6,093,464
GROSS PROFIT	1,872,542	474,767	3,464,512	1,060,318
GENERAL EXPENSES	883,353	286,209	865,846	261,491
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	989,189	188,558	2,598,666	798,827
OTHER INCOME (EXPENSE), NET	9,124	-457	-5,274	2,704
OPERATING PROFIT (LOSS) (*)	998,313	188,101	2,593,392	801,531
FINANCE INCOME	11,991	96,110	18,287	5,143
INTEREST INCOME	11,991	5,132	18,287	5,143
GAIN ON FOREIGN EXCHANGE, NET	0	90,978	0	0
GAIN ON DERIVATIVES, NET	0	0	0	0
GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS	170,580	30,669	232,225	192,318
INTEREST EXPENSE	38,365	30,669	17,749	5,687
LOSS ON FOREIGN EXCHANGE, NET	132,215	0	214,476	186,631
LOSS ON DERIVATIVES, NET	0	0	0	0
LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE COSTS	0	0	0	0
FINANCE INCOME (COSTS), NET	-158,589	65,441	-213,938	-187,175
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
PROFIT (LOSS) BEFORE INCOME TAX	839,724	253,542	2,379,454	614,356
INCOME TAX EXPENSE	-247,032	-143,751	-34,871	13,897
CURRENT TAX	-106,228	-84,060	484	-15,251
DEFERRED TAX	-140,804	-59,691	-35,355	29,148
PROFIT (LOSS) FROM CONTINUING OPERATIONS	1,086,756	397,293	2,414,325	600,459
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
NET PROFIT (LOSS)	1,086,756	397,293	2,414,325	600,459
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-279,155	-111,515	61,035	24,292
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT	1,365,911	508,808	2,353,290	576,167

BASIC EARNINGS (LOSS) PER SHARE	0	0	0	0
DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

OTHER COMPREHENSIVE INCOME
(NET OF INCOME TAX)

NET PROFIT (LOSS)	1,086,756	397,293	2,414,325	600,459
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREIGN CURRENCY TRANSLATION
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	0	0	0	0

TOTAL COMPREHENSIVE INCOME	1,086,756	397,293	2,414,325	600,459
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-279,155	-111,515	61,035	24,292
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	1,365,911	508,808	2,353,290	576,167

Informational data (not part of the statement)	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	844,526	283,852	735,231	231,477
EMPLOYEE PROFIT SHARING EXPENSE	0	0	0	0

Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
REVENUE NET (**)	24,942,133	31,254,585
OPERATING PROFIT (LOSS) (**)	921,631	3,152,612
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	1,082,603	3,567,764
NET PROFIT (LOSS) (**)	626,179	3,587,432
OPERATING DEPRECIATION AND AMORTIZATION (**)	1,121,317	1,005,154

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION FOR THE LAST 12 MONTHS

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC	YEAR 2013	QUARTER: 3
GRUPO SIMEC, S.A.B. DE C.V
STATEMENTS OF CASH FLOWS
		CONSOLIDADO
(THOUSAND PESOS)
CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
	Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX	839,724	2,379,454
+(-) ITEMS NOT REQUIRING CASH	0	0
+ ESTIMATE FOR THE PERIOD	0	0
+ PROVISION FOR THE PERIOD	0	0
+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES	832,535	716,944
DEPRECIATION AND AMORTISATION FOR THE PERIOD	844,526	735,231
(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
(-) DIVIDENDS RECEIVED	0	0
(-) INTEREST RECEIVED	-11,991	-18,287
(-) EXCHANGE FLUCTUATION	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES	36,924	17,749
(+) ACCRUED INTEREST	38,365	17,749
(+) EXCHANGE FLUCTUATION	0	0
(+) DERIVATIVE TRANSACTIONS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-1,441	0
CASH FLOWS BEFORE INCOME TAX	1,709,183	3,114,147
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-257,241	-1,119,958
+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	-622,306	78,816
+(-) DECREASE (INCREASE) IN INVENTORIES	417,258	-1,022,398
+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-400,044	-129,000
+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	126,165	273,104
+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	221,416	-320,480
+(-) INCOME TAXES PAID OR RETURNED	0	0
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	1,451,942	1,994,189
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-2,198,538	-717,655
(-) PERMANENT INVESTMENTS	0	0
+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	2,018,043	-735,942
+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
(-) TEMPORARY INVESTMENTS	0	0
+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
+ DISPOSITION OF INTANGIBLE ASSETS	0	0
(-) ACQUISITIONS OF VENTURES	0	0
+ DISPOSITIONS OF VENTURES	0	0
+ DIVIDEND RECEIVED	0	0
+ INTEREST RECEIVED	11,991	18,287
+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-192,486	0
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	-38,365	-17,749
+ BANK FINANCING	0	0
+ STOCK MARKET FINANCING	0	0
+ OTHER FINANCING	0	0
(-) BANK FINANCING AMORTISATION	0	0
(-) STOCK MARKET FINANCING AMORTISATION	0	0
(-) OTHER FINANCING AMORTISATION	0	0
+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
(-) DIVIDENDS PAID	0	0
+ PREMIUM ON ISSUANCE OF SHARES	0	0
+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
(-) INTEREST EXPENSE	-38,365	-17,749
(-) REPURCHASE OF SHARES	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-784,961	1,258,785
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	64,784	-3,136
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,102,314	6,537,088
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,382,137	7,792,737

			QUARTER: 3	YEAR 2013
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
				(THOUSAND PESOS)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

BALANCE AT ___________	2,832,268		4,153,850

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES

COMPREHENSIVE INCOME

BALANCE AT ___________	2,832,268	0	4,153,850	0

BALANCE AT ___________	2,832,268	0	4,153,850	0

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS			-13,235

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES

COMPREHENSIVE INCOME

BALANCE AT ___________	2,832,268	0	4,140,615	0

	QUARTER: 3	YEAR 2013
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
(THOUSAND PESOS)

OTHER CONTRIBUTED CAPITAL	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)

	200,612	14,364,176	393,889	21,944,795	2,175,858	24,120,653

		2,353,290	-711,935	1,641,355	-109,595	1,531,760

0	200,612	16,717,466	-318,046	23,586,150	2,066,263	25,652,413

0	1,000,000	15,662,517	167,049	23,815,684	1,851,698	25,667,382

	-171,977		208,665	23,453	16,200	39,653

		1,365,911		1,365,911	-279,155	1,086,756

0	898,023	17,028,428	375,714	25,205,048	1,588,743	26,793,791

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the consolidated financial statements

1.	Nature of business and relevant events

Nature of business – The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of special bar quality “SBQ” commercial and profiles structural steel products for the automotive and construction industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH). The Company is a private company with limited liability incorporated and existing under the laws of Mexico. The address of its registered office and place of business is Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico.

The Mexican Securities Commission (CNBV) establish the requirement to certain listed companies to disclose their financial information to the public trough the Mexican Stock Exchange (BMV) to that from 2012 to develop obligatory financial information based on Financial Reporting Standard (IFRS) hereinafter IFRS or IAS, issued by the International accounting standard board (IASB)

The Financial Statement issued by the Company for the year ending December 31, 2012 are the first annual financial statement complies with IFRS. The translation date is January 1, 2011 and therefore, the year ended December 31, 2011 are the comparative period covered by the standard of adoption IFRS 1, “Initial Adoption of International Financial Reporting Standards”. According to IFRS 1 the Company apply the relevant mandatory exceptions and certain optional exemption to retrospective application of IFRS

2.	Basis of preparation

a.	The consolidated financial statements- As result of the adoption of IFRS mentioned in note 1, consolidated financial statement, interim no audited, have been prepared according to IAS 34, financial information interim, and are part of the first consolidated financial statement according to IFRS, issued to the year ended December 31, 2012, for this reason we have adopted the disposition of IFRS 1, additionally , this consolidated financial statement not include the information and disclosure required for annual financial statement according with IFRS.

The Company has included recurring adjustment accounting estimates considered necessary for presentation of the consolidated financial statements interim no audited according to IAS 34. Comprehensive income for the fourth quarter ended December 31, 2012 is not necessarily an indicator of comprehensive income that could be expected for the year ended December, 31 2012.

The account policies applied to these financial statement are consistent with those applied to the consolidated financial statement at December 31, 2011.

The financial statements presented on this report were prepared under International Financial Reporting Standard (IFRS).

b.	Historic Cost- consolidated financial statement have been prepared on the historical cost basis, except for certain financial instruments valued to fair value which are valued to fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

c.	Consolidated Base-consolidated financial statement include of Grupo Simec, S. A. B. de C. V. and the entities (including special purpose entities) controlled by the company (its subsidiaries). Control its obtained when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The outcome of subsidiaries acquired or sold during the year include in the consolidated statement of comprehensive income from acquisition date or the date of sale, as the case. Comprehensive income is attributed to both, the company and non-controlling interest even if the non- controlling present a deficit.

If necessary, further adjustments are done on the financial statements of subsidiaries to adapt their accounting policies that are aligned with those used by other group members. All transactions, balances, income and expenses between companies that are consolidated are eliminated on consolidation.

The changes in investments in subsidiaries of the company that not resulting in a loss of control is recorded as equity transactions. The book value of investments and equity of the company controlled not adjusted to reflect changes in related investments in subsidiaries. Any difference between the amount for which share are adjusted not controlled and the fair value of consideration paid or received is recognized directly in equity and attributed to the owners of the company.

When the company loss control of a subsidiary, the gain or loss on disposal is computed as the difference between (i) the aggregate fair value of compensation received ant the fair value of any retained interest and (ii) the value prior books of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interest.

The amounts recognized in other comprehensive income items relating to the subsidiary are recorded (ie to income are reclassified or transferred directly to retained earnings) in the same manner established for the case of the availability of assets or liabilities relevant. The fair value of any investment retained in the former subsidiary at the date of loss of control is considered fair value for the initial recognition in subsequent accounting according to IAS 39 “Financial Instruments Recognition and Measurement”, or if applicable, the cost on initial recognition of an investment in an associate or under joint control entity.

Business acquisitions recorded using the purchase method. The consideration given for each acquisition are measured at fair value at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the company in exchange for control of the acquire. Cost related to the acquisition is recognized in income incurred.

The identifiable assets acquired and liabilities assumed are recognized at the fair value at the acquisition date, except that:

-Assets and liabilities deferred income tax liabilities or assets and related agreements, employee benefits are recognized and valued in accordance with IAS 12, “Income tax and IAS 19, employee benefits, respectively;

-Liabilities or equity instruments related to the replacement by the Company acquired the business incentive base payments in shares, are valued in accordance with IFRS 2, “Share based payment” and.

The assets or group of assets for sale are classified as held for sale under IFRS 5, long term assets available for sale and discontinued operation, are valued pursuant with this standard.

Goodwill is recognized as an asset to the date on which control is acquired, ie the acquisition date and is valued as the excess of the amount of the consideration paid, plus the value of the non-controlling interest in the business acquired over the fair value of the acquired business share in the previously possessed, if any, on the net at the acquisition date of the identifiable assets acquired and liabilities assumed. If the value of these last is higher, the difference shall be recognized immediately in income as a gain from a bargain purchase.

The non-controlling interest on the acquired business should appraise initially at fair value or proportion of the non-controlling interest on the net value at the date of acquisition of the identifiable assets acquired and liabilities assumed. The choice of the basis of valuation of the non-controlling is done case by case.

When the consideration paid by the Company in a business acquisition includes assets or liabilities resulting from a contingent consideration, it is valued at its fair value at the acquisition date and include as part of the consideration paid.

Changes in the fair value of contingent consideration, which they describe as valuation period settings are adjusted against goodwill retrospectively determined.

The valuation period settings are settings that are determined as a result of information obtained during the “period of valuation”, which can´t exceed one year from the date of acquisition, on facts and circumstances that existed at the acquisition date. The record of changes in fair value subsequent to the period of valuation is based on the classification of contingent consideration in the statement of financial position. If the contingent consideration is classified as equity, changes in fair value not recorded and the variation may be seen as contingent consideration is recorded in liquid capital. If the contingent consideration is classified an asset or liability, changes in fair value are recognized in accordance with IAS 39 “Financial Instruments Recognition and Valuation, or IAS 37, Provisions. Contingent Liabilities and Contingent assets, as appropriate, and corresponding gain or loss is recorded in the utility.

The initial recognition of business acquisition is not completed at the end of the reporting period, in which acquisition occurs, the Company reported provisional amounts for the items whose recognition is incomplete. During the period of valuation, the Company recognizes adjustments to provisional amounts recognized asset or liability or additional requirements to reflect new information obtained about facts and circumstances that existed at the acquisition date, which if known, would have affected the valuation of amounts recognized at that time.

At September 30, 2013 the subsidiaries of Grupo Simec, S. A. B. de C. V. included in the consolidation are as follows.

Percentage of equity owned

Subsidiaries established in Mexico:	2013	2012
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
Comercializadora Simec, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Corporativos G&DL S.A. de C.V.(1)	100.00%	100.00%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	99.95%	99.95%
Siderúrgica de Baja California, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Comercializadora MSAN, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (3)	100.00%	100.00%
Simec International 5, Inc. (2)	99.99%	99.99%
Acero Transportes San, S. A. de C. V. (3)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V. (1)	99.99%	99.99%
Simec International 6, S. A. de C. V. (1)	100.00%	100.00%
Simec International 7, S. A. de C. V. (1)	99.99%	99.99%
Simec International 8, S. A. de C. V.	100.00%	100.00%
Simec International 9, S. A. P. I. de C.V.	99.99%
Orge, S.A. de C.V.	99.99%
SIMINSA E, S. A. de C. V.	100.00%	100.00%
Republic Steel(5)	50.22%	52.00%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aco LTDA (7)	100.00%	100.00%

(1)	Entities established in 2010.

(2)	Entities that change their address and fiscal authority, to the state of California, USA through 2011. Since the change, the main activity of this entities is the acquisition of new business or projects (Investment funds).

(3)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as ”Grupo San”.

(4)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiaries.

(5)	Companies established in the United States of America, except for one facility that is established in Canada.

(6)	Subsidiary established in Curacao.

(7)	Subsidiary established in Brazil. (See paragraph k, below)

d	Cost and Expenses Classification - Are presented its function due the practice of industry belong the Company.

3. Summary of significant account policies.

a.	Conversion of financial Statement of Foreign Subsidiaries

As a result of early adoption of IFRS as mentioned in Note 1, the financial statements have been prepared in accordance with IFRS-1, First-time Adoption of International Financial Reporting Standards.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”. Under this standard, the first step to convert financial information from foreign operations is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Pacific Steel Inc. and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

a.	The exchange rates at the balance sheet date to all assets and liabilities.

b.	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

The Mexican Peso was considered the functional currency of the subsidiaries Simec USA Inc., Pacific Steel Projects, Inc., Simec Steel Inc., and Simec International, 2,3,4 and 5 this last establish in United States of America in 2011 and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows:

1)	Monetary assets and liabilities by applying the exchange rates at the balance sheet date.

2)	Non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate,

3)	Revenues, costs and expenses at the historical exchange rate. The effect of assets and liabilities non-monetary in the income of the year, such depreciation and cost of sales, are translate at historical exchange rate corresponding to the balance sheet date.

Translation differences were carried directly to the income statement as part of the comprehensive financing cost under the caption foreign exchange loss.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of March 31, 2013	12.3546
Current exchange rate as of June 30, 2013 Current exchange rate as of September 30, 2013 Current exchange rate as of December 31, 2012	13.0235 13.1450 12.9880

b.	Business combinations – Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

Any excess of the cost of acquisition over the Group's interest in the net fair value of the assets, liabilities and contingent liabilities of the associated company recognized at the date of acquisition is recognized as goodwill. Goodwill included in the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition, after the reassessment, is immediately recognized in earnings.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured on a transaction-by-transaction basis at fair value or at the non-controlling interest proportionated to the fair value of the entity identifiable net assets.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingencies classified as assets or liabilities are remeasured at subsequent reporting dates in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

c.	Cash and cash equivalents – Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short- term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value

d.	Allowances for doubtful accounts – The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is computed considering the balance of customer with age higher than one year, those under litigation or the possible loss for non-fulfillment of the customer. Actual result may differ materially from these estimates in the future.

e.	Inventories and cost of sales – Inventories are recorded at the lower of acquisition cost and production, which cost do not exceed the market value or net realizable value. The allocation of cost used is the average cost method. The net realization value represent the estimated selling price for inventories less all costs to complete all necessary costs and for sale.

The Company classifies the raw materials inventory on the balance according to the expected date of consumption but she represented as long term inventory who according to historical data and trends, are not consumed in the short term (one year).

The Company follows the practice of creating a reserve for slow moving inventory, considering all of products and raw materials with turnover greater than one year.

f.	Property Plant and equipment – Are recorded at cost less any recognized impairment loss. The cost include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the accounting policies of the Company. Depreciation is recognized for writing off the cost of assets (other than land and properties under construction) less its residual value over their useful lives using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful-lives, residual values and depreciation method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis.

Land is not depreciated.

Property, plant and equipment fail to recognize when they are available or when no future economic benefits expected from its use. The gain or (loss) arising on the disposal or retirement of assets, is the difference between income from the sale and book value of the asset and is recognized in income.

The estimated useful lives of the main assets of the Company are:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

g.	Leasing – Leases are classified as financial leases when the terms of the lease transfer substantially all the risk and benefits inherent to ownership. All other lease transfer classified as operating leases.

The assets held under finance leases are recognized as assets of the Company at their fair value at inception of the lease, or if lower, the present value of minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease liability.

Lease payments are apportioned between the finance charge and the reduction of lease obligation in order to achieve a constant interest rate on the remaining balance of the liability. Finance cost are charged directly to income, unless they can be directly attributable to qualifying assets, in which case it is capitalized in accordance with the general policy of the Company for borrowing costs. Contingent rents are recognized as expenses in the period incurred.

Income payments under operating leases are charged to expense using the straight line method during the period corresponding to the lease, but is more representative of another systematic basis is more representative of the pattern of the benefits of leasing for the user. Contingent rents are recognized as expenses in the period incurred.

If the Company receives incentives to enter an operating lease, these are recognized as a liability and the added benefit of them is recognized as a reduction of rental expenses on a straight-line basis, unless it sis representative as another systematic basis is more representative of the pattern of benefits to the user.

h.	Borrowing Cost – Borrowing costs directly attributable to the acquisition construction or production of qualifying assets, which are assets that require a substantial period of time until ready for use or sale, are added to the cost of those assets during that time until they are ready for use or sale.

The income obtained by the temporary investment of specific borrowings pending funds to be used in qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing cost are recognized in income during the period they are incurred.

i.	Intangible assets – Intangible assets with finite useful- lives acquires separately are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis. Intangibles assets with as indefinite useful life acquired separately are recognized at cost less accumulated impairment losses.

Disbursements arising from research activities are recognized as an expense in the period in which incurred.

An internally generated intangible asset arising out of activities of development (or from the development phase of an internal project) is recognized if and only if all the following have been demonstrated.

-	Technical feasibility of completing the intangible asset so that may be available for use or sale,

-	The intention of completing the intangible asset and use or sell it,

-	The ability to use or sell the intangible asset,

-	The manner in which the intangible asset will generate probable future economic benefits,

-	The availability of adequate technical, financial or otherwise , to complete the development and use or sell the intangible asset, and

-	The ability to value reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible asset is the sum of expenditure incurred from the time that the item meets the conditions for recognition set out above. When you can´t recognize an internally generated intangible asset, the development expenditure is expensed in the period incurred Subsequent to initial recognition, internally generated intangible asset is recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis intangibles assets acquired separately.

When an intangible asset acquired in a business combination and recognized separately from goodwill, its cost is its fair value at the acquisition date (which is considered as its cost). Subsequent to initial recognition, an intangible asset acquired in a business combination are recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

An intangible asset is left to recognize when it is available or when no future economic benefits are expected to use. The gain or (loss) obtained arising from the lowering of intangible, calculated as the difference between the net disposal proceeds and its carrying amount is recognized in earnings.

j.	Goodwill – Goodwill arising from a business combination is recognized as an asset at the date on which control is acquired (acquisition date) less accumulated impairment losses. For purposes of assessing impairment, goodwill is allocated to each cash generating units of the Company expects to benefit from the synergies of this combination. The cash generating units to which goodwill is allocated are subject to impairment reviews annually, or more frequently if there is an indication that the unit may be impaired. If the recoverable amount of the cash generating units less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the unit, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes can´t be reversed at a later period. Having a cash generating unit, the amount attributable to goodwill is included in determining the gain or loss on disposal.

k.	Impairment – of tangible and intangible assets excluding goodwill- To the end of each year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered any loss deterioration. If there is any indication, we calculate the assets have recoverable amount to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimate the recoverable amount of the cash generating unit to which the asset belong. When you can identify a reasonable and consistent distribution of corporate assets are also allocated to individual cash generating units, or otherwise, are assigned to the smallest group of cash generating units for which can be identified based reasonable and consistent distribution. Intangible assets with an indefinite useful life or not yet available for use, are subjected to test for purposes of impairment at least annually and whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before tax that reflects current market assessments of the value of money and the risks specific to the asset for which have not been adjusted estimates of future cash flows. If it is estimated that the recoverable amount of an asset (or cash generating unit) is less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss unless the assets is carried at revalued amount, in which case should be considered an impairment loss as a revaluation decrease, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount is have not been determined whether an impairment loss recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the assets is recognized to an amount revalued in which case the reversal of the impairment loss is treated as a revaluation increase.

l.	Provisions – Provisions are recognized when the Company has a present obligation (legal or assumed) as a result of past events, if it is likely that the Company has to liquidate the obligation and reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risk and uncertainties that surround obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represent the present value of those cash flows.

When expected to recover from a third party of some or all the economic benefits required to settle a provision is recognized a receivable as an asset if it is virtually certain to be received the disbursement and the amount of the receivable can be valued reliably.

m.	Cost of retirement benefits – Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render the services that entitle them to the contributions.

In the case of defined benefit plans, the cost of such benefits are determined using the projected unit credit method, with actuarial valuation carried out at the end of each period being reported. Gain and losses that exceed 10% of the greater of the present value of defined benefit obligations of the Company and the fair value of plan assets at the end of last year, are amortized over the estimated average remaining working lives of employees participating in the plan. The past service costs are recognized immediately to the extent that benefits are acquired otherwise, are amortized using the straight-line method over the average period until the benefits become acquired.

The retirement benefit obligation recognized in the statement of financial position represent the present value of defined benefit obligation, adjusted for gains and losses not recognized and the costs of unrecognized past service, less the fair value of the plan assets. Any asset that arises from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of reimbursements and reductions in future contributions to the plan.

n.	Income per share – Earnings per share are calculated by dividing net income controlling interest by the weighted average of common shares outstanding for each of the periods presented.

o.	Income Taxes – Expense for income taxes represent the sum of the resulting income taxes payable and deferred income tax.

Current Income Tax – The current income tax is the higher income tax (ISR) and the flat rate business tax (Flat Tax) and is recognized in income in the year they are incurred. The income tax payable is based on fiscal profits and cash flows of each year respectively. The fiscal profit differs from profit reported in the consolidated statement of comprehensive income due to items of income or expenses taxable and deductible in other years and items that are never taxable or deductible. The company´s liability for taxes due is computed using tax rates enacted or substantially approved at the end of the period over which it is reported.

Deferred Income Tax – The company determined, based on financial projections, determine whether ISR or Flat Tax in the future and recognize the corresponding deferred tax on the tax it paid. Deferred tax is recognized temporary differences between the carrying amount of assets and liabilities included in the financial statements and the corresponding tax base used to determine the tax profit, using the liability method. The deferred tax liability is generally recognized for all temporary tax differences. It recognizes a deferred tax asset, because of all deductible temporary differences, as far as is probable that the future taxable profits available against which to apply those deductible temporary differences. These assets and liabilities are not recognized if temporary differences arise from goodwill or the initial recognition (other than the business combination) of other assets and liabilities in a transaction that affects neither the tax profit accounting profit.

The carrying value of deferred tax asset should be reviewed at the end of each year and should be reduced to the extent deemed unlikely to have sufficient taxable profits to allow it to recover all or a portion of the asset.

Assets and deferred tax liabilities are computed using tax rates expected to apply in the period when the liability is paid or the asset is realized, based on the rates (and tax act) that have been approved or substantially approved the end of the reporting period under review. The valuation of liabilities and deferred tax assets reflects the tax consequences that would result from the way the Company expects, at the end of the reporting period under review, to recover or settle the carrying amount of assets and liabilities.

It also recognizes a deferred tax asset for the estimated future effects of tax loss carry-forwards and tax credits recoverable asset. It records a valuation allowance to reduce the balance of deferred tax assets to the amount of future net benefits are more likely than not they do.

Deferred tax assets and deferred tax liabilities are offset when there is a statutory right to offset short-term assets with short term liabilities as they relate to income taxes for the same taxation authority and the Company intends to liquidate its assets and liabilities en a net basis.

Current income tax and deferred income tax period – Current and deferred are recognized as income or expense in profit or loss, except when related items that are recognized out of the income, either in other comprehensive income or (loss) or directly in equity, in which case the tax is also recognized outside of the outcome, or when arising on initial recognition of a business combination.

Interest on balance recoverable taxes – Interest on tax receivables balances are presented in the consolidated statement of comprehensive income as interest income.

Income Tax in the interim period – The income tax is recorded in the interim period based on the estimated annual effective rate.

p.	Foreign currency transaction – In preparing the financials statements of individual entities, transaction in currencies other than the entity´s functional currency (foreign currencies) are recorded using exchange rates prevailing at the dates on which operations are carried out. At the end each reporting period, monetary items denominated in foreign currency are converted at exchange rates prevailing at that time.

The exchange rate differences are recognized in the income statement except:

-	Foreign exchanges differences from foreign currency denominated loans relate to assets under construction for future productive use, which are included in the cost of those assets when considered as an adjustment to interest cost on loans denominated in foreign currency,

-	Differences on exchange derived from transaction related to hedging exchange rate risks, and

-	Differences in exchange rate from monetary items receivable from or payable to a foreign operation for which it is planned or is it possible to make a payment (forming part of the investment in foreign operations), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when selling all or part of investment.

q.	Financial Instruments – assets and liabilities are recognized when the Company is part of the contractual provisions of the instrument.

The assets and liabilities are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are increased or decreased from its fair value, as appropriate, on initial recognition, the transaction costs directly attributable to the acquisition of assets or liabilities at fair value through income is recognized immediately in earnings.

r.	Financial assets – Financial assets are classified into the following specific categories, “financial assets at fair value through income”, “preserved at maturity investment”, “financial assets available for sale” and loans and charge receivable. The classification depends on the nature and purpose of financial assets and is determined at the time of initial recognition. All financial assets are recognized and unknown on trade date where purchase or sale of financial assets is under a contract whose terms require delivery of the asset during a period which is usually set by the relevant market.

The method of the effective interest rate is a method of computed the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts including all fees on points based on interest paid or received that form an integral of the effective interest rate, transaction costs and other premiums or discounts over the expected life of the debt or financial instrument (where appropriate) in a shorter period, with the carrying amount on initial recognition.

The Company has no financial assets classified as “financial assets at fair value through income”, “preserved at maturity investments” or “financial assets available for sale”,

Accounts receivable, loans and other receivable with fixed or determinable payments that are not trade in an active market are classified as loans and receivable. Loans and receivables are stated at amortized cost using the effective interest method, less any impairment.

Financial assets other than financial assets at fair value through income, are subject testing for effects of impairment at the end of each period which is reported. It is considered that financial assets are impaired when there is objective evidence that as a result of one or more events that occurred after initial recognition of financial asset, the estimated future cash flows of the financial assets have been affected.

The estimates and underlying assumption are reviewed on a regular basis. The reviews at accounting estimates are recognized in the period of the review and future periods if the review affects both current period and to subsequent periods.

Objective evidence of impairment could include:

-	Significant financial difficulties of the issuer or counterparty, or

-	Non-payment of interest or principal, or

-	It is likely that the borrower will enter bankruptcy of financial reorganization, or

-	The disappearance of an active market where quoted by the financial asset because of financial difficulties.

For certain categories of financial assets such as accounts receivables, assets that have been subjected to testing for effects impairment and have not been impaired as individual, are included in the evaluation of impairment on a collective basis. Among the objective evidence that a portfolio of accounts receivable may be impaired, you could include the past experience of the Company with respect to the collection, an increase in the number of last payments in the portfolio in excess of the average credit period of 60 days as well as changes observable in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the book value of assets and present value of future cash receipts discounted at the original effective interest rate of the asset financial.

The carrying value of financial assets is reduced by the impairment loss directly for all financial assets except for accounts receivable, where the carrying amount is reduced through an account estimate for doubtful accounts. When you consider that a receivable is uncollectible, it is removed from the estimate. The subsequent recovery of amounts previously deleted become claims against the estimate. Changes in the carrying value of the account of the estimate is recognized in income.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and this decrease can be related objectively to an event that occurs after recognition of impairment, impairment loss previously recognized is reversed through income to the extent that the carrying amount of investment to date reversed the impairment does not exceed the amortized cost would have been if he had not recognized the damage.

The company fails to recognize a financial asset only when the contractual rights on the cash flows of financial assets, and transfers substantially all the risk and benefits inherent to the ownership of financial assets. If the Company neither transfer not retains substantially all the risks and benefits inherent to the ownership and continues to retain control of the asset transferred, the Company recognizes its interest in the asset and liability associated to the amounts that would have to pay. If the Company retains substantially all risks and benefits inherent in ownership of transferred financial asset, the Company continues to recognize the financial asset and also recognizes collateral for loan funds received.

When fully unknown a financial asset, the difference in value of the asset and the amount of the consideration received and the cumulative gain or loss that has been left to recognize in other comprehensive income (loss) and accumulated in the equity is recognized in income.

Not knowing a financial asset in part (where the Company retains the option to repurchase part of a transferred asset, or retains a residual interest that does not result in the retention of substantial risk and benefits property and the company retains control), the Company distributed the previous value of the asset financial between the part that continues to be recognized and the part no longer recognized based on the fair value of those parts of the date of transfer. The difference between the carrying amount allocated to the party is no longer recognized and the amount of the consideration received by such party, and any cumulative gain or loss allocated to it has been recognized in other comprehensive income (loss) will be recognized in income.

s.	Financial liabilities – debt and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. Financial liabilities are classified either as “financial liabilities at fair value through income “or” other financial liabilities”.

Financial liability at fair value through income is a financial liability is classified as held trading or is designated as fair value through income.

A financial liability is classified as held for trading if:

-	Is acquired principally for the purpose of repurchasing in the near future, or,

-	On initial recognition is part of identified financial instruments that are managed together and for which there is evidence of a recent pattern of making short-term profits, or

-	It is a derivative not designed as hedges and meet the conditions to be effective.

A financial liability other than a financial liability held for trading may be designated as an financial liability at fair value through profit or loss upon initial recognition if:

-	This eliminates or significantly reduces an inconsistency in the valuation or recognition that would otherwise arise, or

-	The performance of a group of financial assets, financial liabilities or both is managed and evaluated on the basis of fair value, according to an investment strategy or risk management that the entity´s documented, and provide internally about that group, based on their fair value or,

-	Part of a contract containing one or more embedded derivatives, and IAS 39, Financial instruments Recognition and Measurement, allow the entire hybrid contract (asset or liability) is designated as at fair value through income.

Financial liabilities at fair value through income are recorded at fair value recognize any gain or loss arising from the remediation in the income statement. The gain or loss recognized in the statement include any dividend or interest earned from the financial asset and is included under the heading “other gains and losses” in the statement of comprehensive income.

Other financial liabilities, including loans, are valued initially at fair value, net of transaction costs. The method of effective interest rate is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate exactly discounts estimated cash payments over the expected life of the financial liability (or, where appropriate, a short period) to the carrying amount financial liabilities on initial recognition.

The Company writes off financial liabilities if and only if, the Company´s obligations are fulfilled, cancelled or expire. The difference between the carrying amount of financial liability discharged from and the consideration paid and payable is recognized in earnings.

t.	Derivative financial instruments – The Company uses derivative financial instruments to manage its exposure to risk in the changes in natural gas prices, which is used for production, conducting studies on historical volumes, future requirements or commitments, reducing the exposure to risks outside the normal operation of the Company.

Derivatives are initially recognized at fair value at the date the derivative contract subscribe and then remiden at fair value at the end of the reporting period. The gain or loss is recognized in income immediately unless the derivative is designated and is effective as a hedging instrument, in which case the timing of the recognition results depend on the nature of the hedging relationship.

In order to mitigate the risks associated with fluctuations in the price of natural gas, whose price is based on supply and demand from major markets, the Company uses exchange contracts or swaps cash flow of natural gas, where price the Company receives floating and pays fixed price. Fluctuations in the price of this energy input from consumed volumes are recognized as part of the operating costs of the Company.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objective and strategy of hedging transactions. Additionally, the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to change in fair value or changes in cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flows hedges is recognized in other comprehensive income and accumulated under the title of the fair value of derivative financial instruments, net of profit taxes. Gains and losses on the ineffective portion of the hedging instrument is recognized instrument is recognized immediately in income, and is included in other income (expense)

The Company periodically assesses the changes in cash flows from derivative financial instruments to analyze if the swaps are highly effective in reducing exposure to fluctuations in the price of natural gas. A hedging instrument is considered highly effective when changes in fair value or cash flows of the primary position are compensated on a regular basis or as a whole, by changes in the fair value or cash flows of the hedging instrument in a range between 80% and 125%.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earning in the periods when the hedged item is recognized in income in the same area of the statement of comprehensive income of hedged item recognized. However, when a forecast transaction that is covered gives rise to the recognition of a non-financial asset or liability is not financial gain or loss previously accumulated in equity are transferred and include in the initial valuation of the cost of the asset does not financial or nonfinancial liabilities.

Hedge accounting is discontinued when the Company reverses the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer meets the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that is recognized in equity remain in equity until the forecast transaction is ultimately recognized in the results. When no longer expects the forecast transaction occurs, the cumulative gain or loss in equity is immediately reclassified the results.

u.	Revenue recognition – Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

v.	Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

w.	Earnings (loss) per share – Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC				QUARTER: 3	YEAR 2013
GRUPO SIMEC, S.A.B. DE C.V					CONSOLIDADO

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	(THOUSAND PESOS)
COMPANY NAME	PRINCIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
SIMEC INTERNATIONAL	FABRICACION Y VENTA DE PROD. DE ACERO	0	99.99	0	0
ARRENDADORA SIMEC	FABRICACION Y VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL	COMPRA VENTA DE CHATARRA	0	100.00	0	0
CIA SIDERURGICA DEL PACIFICO	ARRENDADORA DE INMUEBLES	0	99.89	0	0
COORDINADORA DE SERVICIOS	PRESTACION DE SERVICIOS	0	100.00	0	0
COMERCIALIZADORA SIMEC	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
INDUSTRIA DEL ACERO Y EL ALAMBRE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
PROCESADORA MEXICALI	COMPRA VENTA DE CHATARRA	0	99.99	0	0
SERVICIOS SIMEC	PRESTACION DE SERVICIOS	0	100.00	0	0
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA	TRANSPORTISTA	0	100.00	0	0
OPERADORA DE METALES	PRESTACION DE SERVICIOS	0	100.00	0	0
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
ADMINISTRADORA DE SERV SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
REPUBLIC STEEL	FABRICACION Y VENTA DE PROD DE ACERO	0	50.22	0	0
OPERADORA DE SERV DE LA INDUSTRIA SIDERURGICA	PRESTACION DE SERVICIOS	0	100.00	0	0
CSG COMERCIAL	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COMER DE PROD DE ACEROS DE TLAXCALA	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
SIDERURGICA DE BAJA CALIFORNIA	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COORPORACION ACEROS DM	SUB-HOLDING	0	99.99	0	0
PRODUCTOS SIDERURGICOS DE TLAXCALA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
COMERCIALIZADORA MSAN	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
COMERCIALIZADORA ACEROS DM	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PROMOTORA ACEROS SAN LUIS	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
UNDER SHAFT	SUB-HOLDING	0	100.00	0	0
PROCESADORA INDUSTRIAL	PRESTACION DE SERVICIOS	0	99.99	0	0
CORPORATIVOS G&DL	PRESTACION DE SERVICIOS	0	100.00	0	0
ACERO TRANSPORTE SAN	TRANSPORTISTA	0	100.00	0	0
SIMEC INTERNATIONAL 5 INC	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 6	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 7	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC ACERO	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
SIMEC USA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL PROJECTS	PRESTACION DE SERVICIOS	0	100.00	0	0
SIMEC STEEL	PRESTACION DE SERVICIOS	0	100.00	0	0
CIA SIDERURGICA DE GUADALAJARA	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
CORPORACION ASL	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
GV DO BRASIL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
ORGE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 8	FABRICACION Y VENTA DE PROD DE ACERO	0	100.0	0	0
SIMINSA E	FABRICACION Y VENTA DE PROD DE ACERO	0	100.0	0	0
SIMEC INTERNATIONAL 9	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC															QUARTER: 3	YEAR 2013
GRUPO SIMEC, S.A.B. DE C.V																CONSOLIDADO
BREAKDOWN OF CREDITS
(THOUSAND PESOS)

	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION						TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE

SECURED

COMERCIAL BANKS

OTHER

TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

STOCK MARKET	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
						TIME INTERVAL						TIME INTERVAL
LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

UNSECURED
MEDIUM TERM NOTES	NO										0	3,970	0	0	0	0
SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	3,970	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

MISCELLANEOUS	NO										0	667,431	0	0	0	0

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	667,431	0	0	0	0
SUPPLIERS	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	397,255
MISCELLANEOUS	NO										0	2,014,776
TOTAL SUPPLIERS					0	397,255	0	0	0	0	0	2,014,776	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES	FOREIGN INSTITUTION (YES / NO)				MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	139,853	76,429
MISCELLANEOUS	NO										0	467,287	6,151
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	139,853	76,429	0	0	0	0	467,287	6,151	0	0	0

GENERAL TOTAL					0	537,108	76,429	0	0	0	0	3,153,464	6,151	0	0	0

		These columns do not apply to the relevant sections

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 3	YEAR 2013
MONETARY FOREIGN CURRENCY POSITION
THOUSAND PESOS

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	788,284	10,361,993	0	0	10,361,993
CURRENT	788,284	10,361,993	0	0	10,361,993

NON CURRENT	0	0	0	0	0

LIABILITIES	240,366	3,159,615	0	0	3,159,616
SHORT TERM	239,898	3,153,464	0	0	3,153,464

LONG TERM	468	6,151	0	0	6,152

NET BALANCE	547,918	7,202,378	0	0	7,202,377

(1) IN THE NOTES SECTION MUST SPECIFY THE CURRENCY AND EXCHANGE RATE

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
QUARTER: 3	YEAR 2013
DEBT INSTRUMENTS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE
MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more
B) Total liabilities to total assets do not be more than 0.60
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more

This notes was offered in the international market

ACTUAL SITUATION OF FINANCIAL LIMITED
MEDIUM TERM NOTES
A) Accomplished the actual situation is 4.21 times
B)Accomplished the actual situation is 0.21
C)Accomplished the actual situation is 45.55

As of September 30, 2013, the remaining balance of the MTNs not exchanged amounts to Ps. 4.0 Millions ($302.000 dollars)

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 3	YEAR 2013
DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)
MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
COMMERCIAL PROFILES	599	5,762,601	0
SPECIAL PROFILES	375	4,117,702	0
OTHERS	0	46,380	0

TOTAL	974	9,926,683	0

FOREIGN SALES
COMMERCIAL PROFILES	71	741,962	0
SPECIAL PROFILES	9	80,892	0
OTHERS	0	0	0

TOTAL	80	822,944	0
FOREIGN SUBSIDIARIES
SPECIAL PROFILES	525	8,086,867

T O T A L	1,579	18,836,404

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V			QUARTER: 3	YEAR 2013				CONSOLIDADO
ANALYSIS OF PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES
SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE

B	0	0	90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION:								497,709,214